metabolic

05011024

31 August, 2005

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX) and Australian Securities and Investment Commission (ASIC) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
15 August 2005	ASX	Pain Drug ACV1 – Clinical Trial Update	3
23 August 2005	ASX	Appointment of new CFO	3
26 August 2005	ASX	Appendix 4E – Preliminary Final Report	35

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

(MPSEC31-8-05.doc)

File No. 82-34880

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE

Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 15/08/2005

TIME: 09:53:09

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Pain Drug ACV1 - Clinical Trial Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

ABN 96 083 866 862

Pain Drug ACV1 - Clinical Trial Update - 15 August 2005

- **Dosing completed in the single-dose part of the Phase 1 clinical trial of Metabolic's novel treatment for pain**
- **Multiple-dose part to commence this week**
- **Trial meets timing milestones with final results expected by year end**

Metabolic is pleased to announce that dosing has finished as planned in the first of two parts of the Phase 1 clinical trial on the company's pain drug, ACV1. The trial will progress to the second part of dosing in humans this week.

Volunteers have so far been administered all the planned single subcutaneous doses of ACV1 escalating in six steps from 5 to 400 micrograms per kg body weight.

Based on a favourable, blinded, safety assessment of this first part, ethics approval has been granted to proceed to the second part of the trial, a multiple ascending-dose study. Dosing will start this week at 100 micrograms per kg per day for seven days, with the intention of escalating to 200 and finally 400 micrograms per kg per day for seven days.

Although detailed results will not be available until both parts of the trial have been completed, unblinded and analysed, the approval to progress to multiple doses is very encouraging. The trial is expected to finish on schedule, with final results reported before the end of the year. Continued favourable outcomes will see the drug enter Phase 2 human clinical trials in 2006.

"We are delighted that our second clinical stage drug, ACV1, has passed through all the single dose treatments in human subjects," said Dr Roland Scollay, CEO of Metabolic. "Every drug is extensively tested in animals before going into people, but the first time you put a brand new drug into a human being there is always uncertainty. If the multiple dose treatments and the final analysis in this Phase 1 study are also clear, we will be proceeding rapidly with Phase 2 studies on this exciting potential treatment for the serious and debilitating problem of neuropathic pain."

A Phase 1 study is designed to investigate the safety of a new drug and is not generally expected to give information on efficacy. It is normally conducted on healthy male volunteers in a carefully monitored hospital environment. In the ACV1 Phase 1 study, a very low single dose or a placebo was administered to volunteers first. An independent Safety Monitoring Committee reviewed the blinded data and approved the progression to the next dose administration. This process continued up to dose number six. The Safety Committee has now reviewed the blinded results of the entire first part of dosing and approval has been granted by the Human Research Ethics Committee to start the multiple dose part of the study. The same dose escalation and safety review process will be followed in the second part of the study.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side-effects. The potential range of indications for ACV1 extend to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effect. A Phase 1 clinical trial commenced in June 2005.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604 - Phase 2b trial completed, further Phase 2b dose finding study in preparation), and neuropathic pain (ACV1 – Phase 1 commenced June 05). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Contact Information:

Roland Scollay – CEO E-mail: roland.scollay@metabolic.com.au; Phone: +61-3-9860-5700

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 23/08/2005

TIME: 09:55:15

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints new CFO

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

Metabolic Pharmaceuticals Limited appoints new CFO

23 August 2005

- **Metabolic has appointed Peter Dawson as new CFO**
- **Mr Dawson has 30 years experience in commercial financial management**

Metabolic is pleased to announce the appointment of Mr Peter Dawson to the position of Chief Financial Officer.

Mr Dawson has an extensive Australian and international commercial financial background, with almost 30 years experience in areas such as mergers and acquisitions, equity raisings, investor relations, corporate governance, risk management, accounting and auditing. Previously, he was the Chief Financial Officer of specialist broadband carrier, Uecomm Limited, where as CFO he played a key role in the growth of Uecomm to be a leading player in its industry, as well as significantly increasing awareness of the company within the investor community.

Prior to joining Uecomm, Mr Dawson was at United Energy, where he held the position of General Manager, Risk and Business Performance, and was a member of the United Energy Leadership Team. He had substantial involvement in the listing of United Energy on the ASX in 1998. Prior to joining United Energy, he spent 12 years with Coopers and Lybrand (now PricewaterhouseCoopers) in Australia and the United States, and six years with Transfield. Mr Dawson holds a Bachelor of Business (Accounting) degree from RMIT and is a Fellow of the Institute of Chartered Accountants in Australia.

The Chief Executive Officer of Metabolic, Dr Roland Scollay, said "I am very pleased that such an accomplished financial executive has joined the management team at Metabolic. Peter's broad experience will be a great help to us as we move our two exciting lead drugs forward and continue expanding our pipeline."

Mr Dawson said "I didn't need to be a biotechnology expert to see the significant market potential of Metabolic's two clinical stage drugs. The high quality of the management team at Metabolic was also very obvious to me and I'm really looking forward to making a contribution to the future growth of this excellent company."

Mr Dawson will commence with Metabolic on 1 September, 2005.

About Metabolic

Metabolic Pharmaceuticals Limited is a biotechnology company based in Melbourne, Australia, and is listed on the Australian Stock Exchange (ASX: MBP). The Company's mission is to develop a pipeline of new pharmaceuticals for world markets and currently has development programs aimed at treating obesity (AOD9604), and neuropathic pain (ACV1). Metabolic also has discovery programs targeting type 2 diabetes and, in collaboration with Neuren Ltd, nerve protection and regeneration. For more information, please visit the company's website at www.metabolic.com.au.

Background to AOD9604

AOD9604 is a small, orally active peptide modelled on one segment of the human growth hormone molecule. Growth hormone occurs naturally in the body and has profound stimulatory effects on fat metabolism. Levels of the hormone are typically suppressed in the obese state and with increasing age. Counteraction of this imbalance by daily dosing with AOD9604 is believed to normalize suppressed fat metabolism in obese individuals, while avoiding unwanted effects of the whole growth hormone molecule. AOD9604 has been through a Phase 2b clinical trial which showed good indications of efficacy and an excellent tolerability profile, and a further dose finding study will commence in Q4 this year, with expected completion in late 2006.

Background to ACV1

ACV1 is the first in a potential new class of drugs to specifically treat neuropathic (nerve) pain. Current therapies rely largely on the 'off-label' use of anticonvulsants, antidepressants and local anaesthetics, which have unimpressive efficacy and dose-limiting side effects. The potential range of indications for ACV1 extends to neuropathic pain in diabetics, post-herpetic neuralgia ("shingles"), sciatica and many other neuropathic pain conditions currently underserved by pharmaceutical treatment.

ACV1 specifically blocks a subtype of a class of receptors in the peripheral nervous system called neuronal nicotinic acetylcholine receptors (nAChR). ACV1 can be administered by once daily subcutaneous injections providing substantial relief in several animal models of neuropathic pain without apparent adverse effects. A Phase 1 clinical trial began in June 2005 and will be completed before the end of the year.

Contact Information: Roland Scollay – CEO, roland.scollay@metabolic.com.au,
Phone: +61-3-9860-5700

File No. 82-34880

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/08/2005

TIME: 13:49:19

TO: METABOLIC PHARMACEUTICALS LIMITED

FAX NO: 03-9860-5777

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Preliminary Final Report

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

metabolic

26 August, 2005

The Companies Section
The Australian Stock Exchange Limited
530 Collins Street,
MELBOURNE VIC 3000

Dear Sir/Madam,

In accordance with Listing Rule 4.3A, we enclose the Preliminary Final Report (Appendix 4E) (audited) on the results of Metabolic Pharmaceuticals Limited ('Metabolic') for the year ended 30 June 2005.

Financial Results & Position

The loss by the Company for the year ended 30 June 2005 after the provision for income tax of nil was $10,764,589 (2004: $9,543,526). This result has been achieved after fully expensing all research, development, and patent costs, amounting to $8,958,840. Income for the period totalled $792,288, including interest income of $675,515 and grant income of $116,773.

Metabolic currently has approximately $19 million in cash reserves and has no borrowings.

Highlights for the year ended 30 June 2005

- Phase 2B human clinical trial for obesity drug, AOD9604, completed and results announced
- New CEO / Managing Director appointed
- Collaboration with New Zealand-based Neuren Pharmaceuticals Limited
- Phase 1 human clinical trial for pain drug, ACV1, commenced
- Metabolic securities became available on the over-the-counter market in the USA through a Level 1 ADR program
- Capital raising of A$10 million through a private placement
- AusIndustry Commercial Ready Grant awarded for the ACV1 Phase 1 human clinical trial

Further details regarding the progress of the Company's operations are provided in the Commentary on Results included in the Appendix 4E attached.

This letter and the attached Appendix 4E Preliminary Final Report form part of this announcement to the Australian Stock Exchange.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

APPENDIX 4E

Preliminary final report

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**FINANCIAL YEAR ENDED 30 JUNE 2005**
Previous corresponding period:	Financial Year Ended 30 June 2004

INDEX

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the year ended 30 June 2005 are as follows:

Revenues and Results from Ordinary Activities:		**Change compared to 2004 %**		**2005 $**
Revenues from ordinary activities	Down	72%	to	792,288
Loss from ordinary activities after tax attributable to members	Loss has increased	13%	to	(10,764,589)
Net Loss for the period attributable to members	Loss has increased	13%	to	(10,764,589)

Dividends:
No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss by the Company for the year ended 30 June 2005 after the provision for income tax of nil was $10,764,589 (2004: $9,543,526). This result has been achieved after fully expensing all research, development, and patent costs, amounting to $8,958,840. Income for the period totalled $792,288, including interest income of $675,515 and grant income of $116,773. The Company has no borrowings.

For further details relating to the current period's results, refer to the "Commentary on Results" on the following page.

COMMENTARY ON RESULTS

The loss by the Company for the year ended 30 June 2005 after the provision for income tax of nil was $10,764,589 (2004: $9,543,526). This result has been achieved after fully expensing all research, development, and patent costs, amounting to $8,958,840. Income for the period totalled $792,288, including interest income of $675,515 and grant income of $116,773. The Company has no borrowings.

PRINCIPAL ACTIVITIES

Metabolic is building a pipeline of innovative pharmaceutical compounds with the aim of providing important drugs for major world markets. The Company's primary focus has been, and remains, the clinical development of AOD9604, Metabolic's most advanced compound, with the aim of providing an improved prescription obesity drug with a novel mode of action. Increasingly important is the clinical development of the Company's second drug, ACV1 for pain, which entered a Phase 1 human clinical trial in June 2005, on schedule.

The principal activities of the Company during and since the period under review were the:

- completion of dosing for a 300-patient multi-centre Phase 2B human clinical trial for AOD9604;
- announcement of results of the Phase 2B human clinical trial for AOD9604 in December 2004;
- planning and preparation for a Phase 2B human clinical trial dose finding study of AOD9604, scheduled to commence in late 2005;
- completion of a pre-clinical package for ACV1;
- commencement of Phase 1 human clinical trial for ACV1 in June 2005;
- collaboration with New Zealand-based Neuren Pharmaceuticals Limited;
- continued development of preclinical stage compounds;
- initiation of a Level 1 American Depositary Receipt (ADR) program in the USA; and
- ongoing evaluation of potential compounds for in-license or acquisition.

REVIEW OF OPERTIONS

AOD9604 - Obesity Project

During 2004, Metabolic completed the Phase 2B human clinical trial of AOD9604. This trial revealed that AOD9604 had a broader range of effective doses than predicted, with the best activity achieved at the lowest dose, an unexpected finding. This has resulted in delays in development of approximately 18 months as we learn more about the optimal dose. The results of the trials provided evidence that AOD9604 had an excellent safety profile and competitive efficacy, thereby reducing two of the main risk factors for the further development of the compound. The new dose finding study will begin in the fourth quarter of 2005.

ACV1 - Pain Project

During the period under review, Metabolic added a second drug to the clinic with the commencement, on schedule, of a Phase 1 human clinical trial for ACV1, the Company's peptide drug for pain. Subject to a positive outcome of this trial, a Phase 2A human clinical trial should begin in the second quarter of 2006.

NRP – Neuro-regenerative Peptides Project

In March 2005 Metabolic entered into a collaboration with New Zealand-based Neuren Pharmaceuticals Limited (ASX:NEU) "Neuren", to co-develop Neuren's class of Neuro-regenerative Peptides (NRPs) for the treatment of degenerative conditions such as peripheral neuropathy, motor neuron disease and repairing the brain or nerves after injuries such as spinal cord injury. Neuren and Metabolic will jointly develop the NRPs project with all intellectual property and commercial outcomes to be equally shared.

Capital Raisings
During the period under review capital raised included:

- $1,817,817 from the exercise of 2,914,102 unlisted options (ASX codes: MBPAU; MBPAM; MBPAO; MBPAQ; MBPAS); and
- $10,000,000 from the issue of 16,393,446 ordinary fully paid shares at A$0.61 per share, through a private placement to domestic and offshore institutional, professional and sophisticated investors.

AusIndustry Grant
During the period under review Metabolic was awarded a Commercial Ready grant of approximately A$450,000 for ACV1.

STRATEGIC OVERVIEW

Metabolic's corporate strategy for the next two to three years includes three main components that aim to increase shareholder value:

1. Continue the development of Metabolic's existing clinical stage drugs AOD9604 and ACV1 as efficiently as practicable;
2. Provide the necessary capital either through the issue of further equity or through the proceeds of partnering Metabolic's existing drugs; and
3. Expand the pipeline with additional clinical stage drugs.

Clearly, the main activities for Metabolic relate to advancing its two clinical stage drugs, AOD9604 and ACV1. Success with either one could produce important drugs with major benefits for the shareholders of the Company and the Australian biotechnology sector.

However, there is strong rationale to look beyond these two drugs and add additional promising clinical stage drugs to Metabolic's pipeline, namely:

- To create more value from our core competency;
- To build critical mass, diversify and reduce risk; and
- To generate more news flow and increased liquidity.

LIKELY DEVELOPMENTS

In the 2005-06 financial year, Metabolic expects to:

- complete a Phase 1 human clinical trial for ACV1;
- commence a Phase 2B human clinical trial for AOD9604;
- commence a Phase 2A human clinical trial for ACV1;
- progress development of early stage compounds;
- evaluate other potential compounds for possible in-licensing; and
- raise further capital for strategic initiatives as required.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic Pharmaceuticals Limited are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in these areas must be regarded as speculative.

This report may contain forward-looking statements regarding the potential of the Company's projects and the development and therapeutic potential of the Company's research and development. Any statement describing a goal, expectation, intention or belief of the Company is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those inherent in the process of discovering, developing and commercialising pharmaceutical compounds that are safe and effective for use as human therapeutics and the financing of such activities. There is no guarantee that the Company's research and development projects will be successful or receive regulatory approvals or prove to be commercially successful in the future. Actual results of further research could differ from those projected or detailed in this report. As a result, you are cautioned not to rely on forward-looking statements. Consideration should be given to these and other risks concerning the Company's research and development program referred to in this report for the period ended 30 June 2005.

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Annual Financial Report

For the year ended 30 June 2005

Table of Contents

Statement of Financial Position

AT 30 JUNE 2005	Note	30 June 2005 $	30 June 2004 $
CURRENT ASSETS			
Cash assets	3(a)	17,077,358	17,346,984
Receivables	3(b)	74,867	125,081
Other	3(c)	205,015	210,163
Total Current Assets		17,357,240	17,682,228
NON-CURRENT ASSETS			
Property, plant and equipment	4	828,995	968,806
Other financial assets - investment in shares	5	500,000	-
Total Non-Current Assets		1,328,995	968,806
Total Assets		18,686,235	18,651,034
CURRENT LIABILITIES			
Payables	6	1,212,230	1,867,412
Provisions	7(a)	157,546	66,364
Total Current Liabilities		1,369,776	1,933,776
NON-CURRENT LIABILITIES			
Provisions	7(b)	34,719	32,741
Total Non-Current Liabilities		34,719	32,741
Total Liabilities		1,404,495	1,966,517
Net Assets		17,281,740	16,684,516
EQUITY			
Contributed equity	8	61,777,978	50,416,166
Reserves	9(a)	383,478	383,478
Accumulated losses	9(b)	(44,879,716)	(34,115,128)
Total Equity		17,281,740	16,684,516

Statement of Financial Performance

YEAR ENDED 30 JUNE 2005	Note	30 June 2005 $	30 June 2004 $
Revenue from ordinary activities	2(a)	792,288	2,818,676
Research and development expenses	2(b)	(8,958,840)	(10,433,074)
Overhead expenses	2(b)	(2,598,037)	(1,929,128)
Loss from ordinary activities before income tax expense		(10,764,589)	(9,543,526)
Income tax expense relating to ordinary activities	10	-	-
Loss from ordinary activities after related income tax expense		(10,764,589)	(9,543,526)
Extraordinary items after related income tax expense		-	-
Net loss		(10,764,589)	(9,543,526)
Net loss attributable to members of Metabolic Pharmaceuticals Limited		(10,764,589)	(9,543,526)
Net increase in option premium reserves		-	101,506
Capital raising expenses		(479,007)	(61,653)
Total revenues, expenses and valuation adjustments attributable to members of the entity and recognised directly in equity	8	(479,007)	39,853
Total changes in equity other than those resulting from transactions with owners as owners		(11,243,596)	(9,503,673)
Basic earnings per share (cents per share)	12	(4.68)	(4.42)
Diluted earnings per share (cents per share)	12	(4.68)	(4.42)

Statement of Cash Flows

YEAR ENDED 30 JUNE 2005	Note	30 June 2005 $	30 June 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Payments to suppliers and employees		(12,031,321)	(11,913,490)
GST refund received		536,329	318,178
Interest received		725,729	691,033
Grant Income		116,773	2,027,429
Net operating cash flows	13(b)	(10,652,490)	(8,876,850)
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for plant and equipment	13(c)(i)	(478,950)	(491,126)
Investment in shares	13(c)(ii)	(500,000)	-
Net investing cash flows		(978,950)	(491,126)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from share and option issues		11,361,813	19,865,334
Net financing cash flows	13(d)	11,361,813	19,865,334
Net increase/(decrease) in cash held		(269,627)	10,497,358
Cash at the beginning of the financial year		17,346,985	6,849,627
Cash at the end of the financial year	13(a)	17,077,357	17,346,985

Notes to the Financial Statements

YEAR ENDED 30 JUNE 2005

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

1.1 Basis of Accounting

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 including applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with. The accounting policies adopted are consistent with those of the previous year.

The financial report has been prepared in accordance with the historical cost convention

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. The risk factors set out may materially impact the financial performance and position of the Company, including the future value of the shares and options issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

1.2 Investments
Investments in listed companies are held at the lower of cost and market value and as such any unrealised gains are not recognised in the statement of financial performance.

1.3 Contributed Equity
Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.4 Recoverable Amounts of Non-Current Assets
All non-current assets are reviewed at least annually to determine whether their carrying amounts require write down to recoverable amount. In considering the likely recoverable amount of non-current assets, future cash flows have not been discounted to their net present values

1.5 Income Tax
The financial statements apply the principles of tax-effect accounting. The income tax expense in the statement of financial performance represents the tax on the pre-tax accounting loss adjusted for income and expenses never to be assessed or allowed for taxation purposes. The provision for deferred income tax liability and future income tax benefit (as disclosed, but not recognised in the Statement of Financial Position) including the tax effect of differences between income and expenses recognised in different accounting periods for book and tax purposes, calculated at the tax rates expected to apply when the differences reverse. The benefit arising from estimated carry forward tax losses has not been recognised as a future income tax benefit asset as realisation of such benefit is not considered virtually certain.

1.6 Goods and Services Tax (GST)
Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.7 Cash and cash equivalents
Cash at bank and short-term deposits are stated at nominal value.

1.8 Payables
Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

1.9 Revenue Recognition
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Interest: Control of the right to receive the interest payment.
Government Grants: Control of the right to receive the grant from the government.

1.10 Research and Development
Research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. Where research and development costs are deferred such costs are amortised over future periods on a basis related to expected future benefits. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount identified is written off.
Patent costs are expensed as incurred.

1.11 Plant and Equipment
Plant and equipment are carried at cost and are depreciated over their useful economic lives as follows:

	Life	Method
Office equipment	3 - 10 years	Straight line
Laboratory plant and equipment	5 years	Straight line

1.12 Employee Benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include annual leave and long service leave.

Liabilities arising in respect of employee benefits expected to be settled within twelve months of the reporting date, such as annual leave, are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues are recognised in the Statement of Financial Performance on a net basis.

Certain employees are entitled to participate in the Metabolic Employee Share Option Plan. The value of equity based remuneration described in note 11 is not being recognised as an employee benefits expense.

1.13 Financial Instruments Included in Equity
Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

1.14 Financial Instruments Included in Assets
Receivables represent interest earned and not received on short-term investments. Interest is recognised on an effective yield basis.

1.15 Foreign Currency Transactions
Foreign currency items are translated to Australian currency on the following basis:
- Transactions are converted at exchange rates approximating those in effect at the date of each transaction;
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the statement of financial performance.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

1.16 Earnings Per Share

Basic EPS is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

1.17 Comparatives

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

NOTE 2. REVENUE AND EXPENSES	30 June 2005 $	30 June 2004 $
(a) Operating loss from ordinary activities is after crediting the following revenues:		
Revenues from ordinary operating activities:		
Interest income from unrelated parties	675,515	790,411
Grants received	116,773	2,027,429
Sundry Income	-	836
	792,288	2,818,676
(b) Operating loss from ordinary activities is after charging the following expenses:		
Research and development expense:		
- Salaries and oncosts	1,323,961	1,171,018
- AOD9604 Obesity Project	4,683,932	6,976,375
- ACV1 Neuropathic Pain Project	2,289,323	1,847,613
- Other R & D Activities	661,624	438,068
	8,958,840	10,433,074
Overhead expense:		
- Salaries and oncosts	1,102,108	652,119
- Operating leases	137,460	126,514
- Depreciation - office equipment	15,624	41,279
- Depreciation – laboratory equipment	216,998	123,671
- Other administration expenses	1,125,847	985,545
	2,598,037	1,929,128
	11,556,877	12,362,202

	30 June 2005 $	30 June 2004 $
NOTE 3. CURRENT ASSETS		
(a) Cash Assets		
Cash	127,358	26,984
Term deposits (i)	16,950,000	17,320,000
	17,077,358	17,346,984

(i) The term deposits mature within 58 and 94 days and have interest rates between 4.75% and 5.69% (2004: term deposit rates between 4.25% and 5.33%).

	30 June 2005 $	30 June 2004 $
(b) Receivables		
Interest receivable	74,867	125,081
(c) Other Assets		
Prepayments	119,294	73,765
Security deposits	12,141	12,141
Other	73,580	124,257
	205,015	210,163

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

	30 June 2005 $	30 June 2004 $
Office Equipment		
(i) Cost		
Opening balance	209,556	123,481
Additions	76,257	86,075
Closing balance	285,813	209,556
(ii) Accumulated Depreciation		
Opening balance	(104,530)	(63,251)
Depreciation for the year	(45,622)	(41,279)
Closing balance	(150,152)	(104,530)
Net Book Value – Office Equipment	135,661	105,026
Laboratory, Plant & Equipment		
(i) Cost		
Opening balance	1,064,478	303,288
Additions	46,553	761,190
Closing balance	1,111,031	1,064,478
(ii) Accumulated Depreciation		
Opening balance	(200,698)	(77,027)
Depreciation for the year	(216,999)	(123,671)
Closing balance	(417,697)	(200,698)
Net Book Value – Laboratory, Plant and Equipment	693,334	863,780
Net Book Value – Property, Plant and Equipmentts	828,995	968,806

NOTE 5 – OTHER FINANCIAL ASSETS

	30 June 2005 $	30 June 2004 $
Investment in shares		
Shares at lower of cost and recoverable value (i)	500,000	-

(i) The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares @ $0.40 in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) which were subsequently issued on 28 January 2005. The market value of these shares at 30 June 2005 was $562,500.

	30 June 2005 $	30 June 2004 $
NOTE 6. PAYABLES (CURRENT)		
Creditors (unsecured)	1,195,854	1,867,412
Payable to Directors	16,376	-
Total payables	1,212,230	1,867,412

NOTE 7. PROVISIONS (CURRENT & NON CURRENT)

(a) Current		
Annual leave	157,546	66,364
(b) Non Current		
Long Service Leave	34,719	32,741
Total Provisions	192,265	99,105

NOTE 8. CONTRIBUTED EQUITY

Contributed equity at beginning of year	50,416,166	30,550,838
Shares issued during the year 13(d)	11,817,818	19,926,980
Transaction costs	(479,007)	(61,652)
Monies held in trust for issue of shares	23,002	-
Contributed equity at end of year	61,777,978	50,416,166

Movement in contributed equity for the year

	Number of Shares	
On issue at start	227,989,605	170,572,544
Issued during the year 13(d)	16,393,446	11,525,833
Options converting to ordinary shares	2,914,102	45,891,228
On issue at end	247,297,153	227,989,605

Terms and conditions of contributed equity
Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

NOTE 8. CONTRIBUTED EQUITY (CONTINUED)

Options over Ordinary Shares

Date of Issue ASX Code (unlisted options)	01/03/04 MBPAU	23/12/03 MBPAQ	23/07/03 MBPAS	17/01/03 MBPAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	Total
On issue at beginning of the year	350,000	580,000	1,200,000	280,000	150,000	250,000	80,000	250,000	2,050,000	1,562,004	6,752,004
Issued during the year	-	-	-	-	-	-	-	-	-	-	-
Exercised during the year	(166,667)	(100)	(69,231)	(16,000)	-	(100)	-	-	(1,100,000)	(1,562,004)	(2,914,102)
Expired unexercised	-	-	-	-	-	-	-	-	(950,000)	-	(950,000)
Outstanding and exercisable at balance date	183,333	579,900	1,130,769	264,000	150,000	249,900	80,000	250,000	-	-	2,887,902
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date	-	-	(484,615)	-	-	-	-	-	-	-	(484,615)
Cancelled subsequent to balance date	-	-	(646,154)	(114,000)	-	-	-	-	-	-	(760,154)
Outstanding and exercisable at date of Directors' Report	183,333	579,900	-	150,000	150,000	249,900	80,000	250,000	-	-	1,643,133
Number of recipients	6	6	6	4	2	1	2	1	10	11	
Exercise price	$1.25	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	
Exercise period: From	01/03/04	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	
To	01/03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
Expiration date	01//03/09	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
The following proportions vest from the dates shown: 10%									10/3/00	10/3/00	
40%									10/3/01	10/3/01	
60%									10/3/02	10/3/02	
80%									10/3/03	10/3/03	
100%									10/9/04	10/3/04	
20%		24/12/04		18/1/04	23/11/03	15/12/02	26/5/02	12/12/01			
40%		23/12/05		18/1/05	23/11/04	15/12/03	26/5/03	12/12/02			
70%		24/12/06		18/1/06	23/11/05	15/12/04	26/5/04	12/12/03			
100%	1/3/04	24/12/07	23/7/03	18/1/07	23/11/06	15/12/05	26/5/05	12/12/04			

Notes (continued)

YEAR ENDED 30 JUNE 2005

	30 June 2005 $	30 June 2004 $
NOTE 9. RESERVES AND ACCUMULATED LOSES		
(a) Option premium reserve		
Balance at beginning of period	383,478	281,972
Issue of options during the period	-	101,506
Balance at end of period (i)	383,478	383,478
(b) Accumulated Losses		
Accumulated losses at the beginning of the financial year	(34,115,127)	(24,571,602)
Net loss	(10,764,589)	(9,543,525)
Retained profits/(losses) at the end of the financial year	(44,879,716)	(34,115,127)

(i) Represents the nominal consideration paid for subscriber or employee options and the price modelled value of options issued in lieu of payment for services.

NOTE 10. INCOME TAX

The difference between income tax expense provided in the financial statements and the prima facie income tax expense is reconciled as follows:

Loss from ordinary activities before income tax	(10,764,589)	(9,543,526)
Prima facie tax calculated at 30% (2004: 30%)	(3,229,377)	(2,863,058)
Tax effect of permanent differences:		
- Research and development	(637,500)	(562,500)
- Listing expenses	12,579	15,217
- Entertainment expenses	860	753
Tax losses not brought to account	3,853,438	3,409,588
Income tax attributable to loss from ordinary activities	-	-
The estimated potential future income tax benefit at period end calculated at 30% (2004: 30%) in respect of tax losses not brought to account is:	15,004,086	11,295,363

This benefit of the tax losses will only be realised if:

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

The estimated tax effect of the balance of timing differences not brought to account at period end are a future income tax benefit of $63,680 (2004: $24,169) and provision for deferred income tax of $44,590 (2004: $39,595).

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 11. EMPLOYEE BENEFITS RECOGNISED

	30 June 2005 $	30 June 2004 $
The aggregate employee benefit liability is comprised of		
Provisions (Current) (see also note 7(a))	157,546	66,364
Provisions (Non-current) (see also note 7(b))	34,719	32,741
	192,265	99,105

The number of full time equivalents employed at 30 June 2005 was 20 (2004: 17).

Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to directors, executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme.

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 11. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(a) Employee Options 30 June 2005
(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue ASX Code (unlisted options)	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MPBAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	Total
On issue at beginning of the year	580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	2,652,004
Issued during the year	-	-	-	-	-	-	-	-	-	-
Exercised during the year (ii)	(100)	-	(16,000)	-	(100)	-	-	(450,000)	(404,312)	(870,512)
Cancelled during the period	-	-	-	-	-	-	-	-	-	-
Outstanding at balance date and exercisable	579,900	207,692	264,000	150,000	249,900	80,000	250,000	-	-	1,781,492
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date	-	(207,692)	-	-	-	-	-	-	-	(207,692)
Cancelled subsequent to balance date	-	-	(114,000)	-	-	-	-	-	-	(114,000)
Outstanding at date of Directors' Report and exercisable	579,900	-	150,000	150,000	249,900	80,000	250,000	-	-	1,459,800
Number of recipients	6	1	4	2	1	2	1	5	6	
Exercise price	$1.00	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	
Exercise period: From	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	
To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
Expiration date	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	
The following proportions vest from the dates shown: 10%								10/3/00	10/3/00	
40%								10/3/01	10/3/01	
60%								10/3/02	10/3/02	
80%								10/3/03	10/3/03	
100%								10/9/04	10/3/04	
20%	24/12/04		18/1/04	23/11/03	15/12/02	26/5/02	12/12/01			
40%	23/12/05		18/1/05	23/11/04	15/12/03	26/5/03	12/12/02			
70%	24/12/06		18/1/06	23/11/05	15/12/04	26/5/04	12/12/03			
100%	24/12/07	23/7/03	18/1/07	23/11/06	15/12/05	26/5/05	12/12/04			

(ii) The following table summarises information about options exercised by employees during the year ended 30 June 2005.

Number of shares issued										
Issue date:	05/07/04	-	-	-	-	-	-	-	15,000	-
	14/07/04	-	-	-	-	-	-	-	30,000	-
	27/07/04	-	-	16,000	-	-	-	-	-	13,928
	16/08/04	-	-	-	-	-	-	-	20,000	40,384
	02/09/04	-	-	-	-	-	-	-	25,000	107,692
	10/09/04	-	-	-	-	-	-	-	360,000	242,308
	09/06/05	100	-	-	-	100	-	-	-	-
Exercise Price paid by										
Employees		-	-	-	-	-	-	-	12,000	-
Issue date:	05/07/04	-	-	-	-	-	-	-	24,000	-
	14/07/04	-	-	14,400	-	-	-	-	-	6,035
	27/07/04	-	-	-	-	-	-	-	16,000	17,498
	16/08/04	-	-	-	-	-	-	-	20,000	46,663
	02/09/04	-	-	-	-	-	-	-	288,000	104,992
	10/09/04	100	-	-	-	90	-	-	-	-
	09/06/05									
Fair value of shares issued										
Issue date:	05/07/04	-	-	-	-	-	-	-	24,750	-
	14/07/04	-	-	-	-	-	-	-	33,300	-
	27/07/04	-	-	20,320	-	-	-	-	-	17,689
	16/08/04	-	-	-	-	-	-	-	25,200	50,884
	02/09/04	-	-	-	-	-	-	-	34,000	146,461
	10/09/04	-	-	-	-	-	-	-	496,800	334,385
	09/06/05	69	-	-	69	-	-	-	-	-

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 11. EMPLOYEE BENEFITS RECOGNISED (CONTINUED)

(a) Employee Options 30 June 2004

(i) Employee Options over Ordinary Shares (No. of options)

Date of Issue ASX Code (unlisted options)	23/12/03 MBPAQ	23/7/03 MBPAS	17/01/03 MPBAQ	22/11/02 MBPAQ	14/12/01 MBPAQ	25/05/01 MBPAQ	11/12/00 MBPAQ	10/03/00 MBPAO	10/03/00 MBPAM	28/10/98 MBPAK	Total
On issue at beginning of the year	-	207,692	280,000	250,000	250,000	180,000	250,000	450,000	433,466	357,692	2,658,850
Issued during the year	580,000	-	-	-	-	-	-	-	-	-	580,000
Exercised during the year (ii)	-	-	-	-	-	(40,000)	-	-	(21,077)	(92,308)	(153,385)
Cancelled during the period	-	-	-	(100,000)	-	(60,000)	-	-	(8,077)	(265,384)	(433,461)
Outstanding at balance date and exercisable	580,000	207,692	280,000	150,000	250,000	80,000	250,000	450,000	404,312	-	2,652,004
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date	-	-	(16,000)	-	-	-	-	(65,000)	(54,312)	-	(135,312)
Cancelled subsequent to balance date	-	-	-	-	-	-	-	-	-	-	-
Outstanding at date of Directors' Report and exercisable	580,000	207,692	264,000	150,000	250,000	80,000	250,000	385,000	350,000	-	2,516,692
Number of recipients	6	1	4	2	1	2	1	5	6	6	
Exercise price	$1.00¢	55¢	90¢	90¢	90¢	80¢	80¢	80¢	43.33¢	43.33¢	
Exercise period: From	23/12/03	23/7/03	17/01/03	22/11/02	14/12/01	25/05/01	11/12/00	10/03/00	10/03/00	28/10/98	
To	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	
Expiration date	23/11/08	31/7/05	17/12/07	22/10/07	14/11/06	25/04/06	11/11/05	10/09/04	10/09/04	31/07/03	

(ii) The following table summarises information about options exercised by employees during the year ended 30 June 2004.

Number of shares issued										
Issue date: - 10/07/03	-	-	-	-	-	-	-	-	-	34,616
- 22/07/03	-	-	-	-	-	-	-	-	-	57,692
- 23/07/03	-	-	-	-	-	-	-	-	13,000	-
- 06/08/03	-	-	-	-	-	40,000	-	-	8,077	-
Exercise Price paid by Employees										
Issue date: - 10/07/03	-	-	-	-	-	-	-	-	-	14,999
- 22/07/03	-	-	-	-	-	-	-	-	-	24,998
- 23/07/03	-	-	-	-	-	-	-	-	5,633	-
- 06/08/03	-	-	-	-	-	32,000	-	-	3,500	-
Fair value of sharesissued										
Issue date: -- 10/07/03	-	-	-	-	-	-	-	-	-	27,693
- 22/07/03	-	-	-	-	-	-	-	-	-	45,577
- 23/07/03	-	-	-	-	-	-	-	-	10,140	-
- 06/08/03	-	-	-	-	-	37,600	-	-	7,592	-

Fair value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on the Australian Stock Exchange as at close of trading on the respective issue dates.

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 12. EARNINGS PER SHARE	30 June 2005 $	30 June 2004 $
Basic earnings per share (cents per share)	(4.68)	(4.42)
Diluted earnings per share (cents per share)(i)	(4.68)	(4.42)
(a) The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted earnings per share	(10,764,589)	(9,543,526)
(b) Number of Ordinary Shares		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	230,106,955	216,053,965
Effect of dilutive securities: Share options	1,329,357	1,846,875
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted earnings per share.	350,000	930,000

(i) As the Company has incurred a loss for the period under review, potential ordinary shares, being options to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

NOTE 13. NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation Of Cash

For the purpose of the statement of cash flows, cash includes cash at bank and investments in money market instruments. The Company has no borrowings. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

Cash at bank	127,358	26,984
Short term deposits	16,950,000	17,320,000
	17,077,358	17,346,984

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 13. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(b) Reconciliation Of Net Operating Cash Flow Activities To Operating Loss After Income Tax

	30 June 2005 $	30 June 2004 $
Net Loss	(10,764,589)	(9,543,526)
Adjustments for non-cash items		
Depreciation	262,621	164,950
Asset not paid for at year end	-	(356,140)
Issue of options for services provided	-	101,500
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	50,214	(99,378)
(Increase)/decrease in other assets	361,286	102,366
Increase/(decrease) in payables	(655,182)	707,328
Increase/(decrease) in employee provisions	93,160	46,050
Net cash used in operating activities	(10,652,490)	(8,876,850)

(c) Investing Activities

(i) Payment during the year of $478,950 for plant and equipment included $356,140 for equipment acquired in the previous financial year.

(ii) Subscription monies of $500,000 for 1,250,000 shares @ $0.40 in the initial public offering of Neuren Pharmaceuticals Limited (ASX Code: NEU) issued on 28 January 2005.

(d) Financing And Investing Activities

During the year 19,307,548 ordinary shares were issued and contributed equity increased by $11,361,813:

	No. of shares Issued	$
Exercise of Options:		
Unlisted options (ASX Code: MBPAU) issued in the previous financial year for services provided.	166,667	208,334
Unlisted employee options (ASX Code: MBPAM)	1,562,004	676,816
Unlisted employee options (ASX Code: MBPAO)	1,100,000	880,000
Unlisted employee options (ASX Code: MBPAQ)	16,200	14,590
Unlisted employee options (ASX Code: MBPAS)	69,231	38,077
Private Placement		
Private placement of ordinary shares to institutional and professional investors	16,393,446	10,000,001
Total shares issued during the year	19,307,548	11,817,818,
Reduction to equity:		
Capital raising costs recognised as a reduction in equity	-	(479,007)
Monies held in trust		
Monies held in trust for issue of shares under the Company's Share Purchase Plan	-	23,002
	19,307,548	11,361,813

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 14. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Specified Directors and Specified Executives

Specified directors

Dr Arthur Emmett	Chairman (Non executive)
Dr Roland Scollay	Director (Chief Executive Officer)
Dr Chris Belyea	Director (Chief Scientific Officer)
Dr Evert Vos	Director (non executive)
Patrick Sutch	Director (non executive)

Specified executives

David Kenley[1]	Vice President – Corporate Development & Joint Company Secretary
Caroline Herd	Vice President – Clinical Development
Belinda Shave	Financial Controller & Joint Company Secretary
Mary Saleh	Vice President – Research

[1] Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic effective from 1 July 2005.

(b) Remuneration of Specified Directors and Specified Executives

(i) Remuneration Policy

The remuneration committee of Metabolic Pharmaceuticals Ltd is responsible for determining and reviewing compensation arrangements for the directors and executives. The remuneration committee assesses the appropriateness of the nature and amount of emoluments of such officers by considering the performance of executive directors and executives, the performance of the Company and the general pay environment to ensue that policies and practices enable the Company to attract, motivate and retain directors and executives who will create value for shareholders.

The Board is responsible for reviewing its own performance. The remuneration committee is responsible for evaluating the performance of the chief executive officer, who in turn evaluates the performance of all other senior executives. The evaluation process is intended to assess the Company's business performance, whether long-term strategic objectives are being achieved and the achievement of individual performance objectives.

(ii) Employee Share Option Plan

In February 2000 the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Specified Directors and Specified Executives, subject to shareholder approval as required. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the directors of Metabolic Pharmaceuticals Limited, although the management of Metabolic Pharmaceuticals Limited retains the final discretion on the issue of the options. The options are issued for varying terms ranging from 54 to 59 months and are exercisable beginning on the first anniversary of the date of grant. The options cannot be transferred and will not be quoted on the ASX. There are currently directors, executives and staff eligible for this scheme

Directors and Specified Executives were not granted any options during the year under review as part of their remuneration.

(iii) Details of remuneration

For the year ended 30 June 2005, details of the remuneration of each Specified Director and Specified Executive are set out in the tables below.

Notes (continued)

YEAR ENDED 30 JUNE 2005

		Primary benefits				Post Employment		Equity[4]	Other benefits	Total
Directors		Salary & Fees	Cash Bonuses (i)	Consulting Fees	Non-monetary benefits (ii)	Superannuation	Retirement benefits	Options (iii)&(iv)	Other	
Dr Roland Scollay[1] *(CEO / Managing Director and former Non-Executive Director)*	2005	132,180	-	-	2,109	10,321	-	-	20,000	164,610
	2004	21,000	-	-	-	-	-	-	-	21,000
Dr Chris Belyea[2] *(Chief Scientific Officer and former CEO / Managing Director)*	2005	250,008	-	-	5,061	22,501	-	-		277,570
	2004	250,008	-	-	4,217	22,501	-	29,751		306,477
Dr Arthur Emmett *(Chairman & Non-Executive Chairman)*	2005	66,462	-	-	-	4,387	-	-		70,849
	2004	50,000	-	-	-	4,500	-	10,287		64,787
Dr Evert Vos[3] *(Non-Executive Director)*	2005	32,000	-	51,069	-	-	-	-		83,069
	2004	32,000	-	52,009	-	-	-	29,751		113,760
Mr Patrick Sutch *(Non-Executive Director)*	2005	30,000	-	-	-	-	-	-	-	30,000
	2004	3,750	-	-	-	-	-	-	-	3,750
Total remuneration for Directors	2005	510,650	-	51,069	7,170	37,209	-	-	20,000	626,098
	2004	356,758	-	52,009	4,217	27,001	-	69,789	-	509,774
aggregate of Directors Remuneration disclosed in the 2004 Annual Report[4]		370,258	-	89,509	-	28,216	-	99,540	-	587,523
Specified Executives										
Mr David Kenley[5] *(Vice President – Corporate Development & Joint Company Secretary)*	2005	205,257	10,000		5,061	19,390	-	-	-	239,708
	2004	136,050	35,845		4,217	15,471	-	22,313	-	213,896
Ms Belinda Shave (Financial Controller & Company Secretary)	2005	114,694	10,000		5,061	11,222	-	11,602	-	152,579
	2004	107,165	4,000		4,217	10,005	-	4,210	-	129,597
Dr Caroline Herd (Vice President – Clinical Development)	2005	161,772	10,000		5,061	15,459	-	12,848	-	205,140
	2004	112,445	10,000		4,217	11,020	-	10,577	-	148,259
Dr Mary Saleh (Vice President – Research)	2005	101,411	2,000		5,061	9,307	-	957	-	118,736
	2004	79,579	-		4,217	7,162	-	5,949	-	96,907
Total remuneration for Specified Executives	2005	583,134	32,000		20,244	55,378	-	25,407	-	716,163
	2004	435,239	49,845		16,868	43,658	-	43,049	-	588,659

Notes

1 Dr Roland Scollay was appointed CEO / Managing Director on 1 February 2005. Prior to this appointment, Dr Scollay had served on the Board as a Non-Executive Director since November 2002. The amount disclosed for Salary & Fees for 2005 includes $17,500 Non-Executive Director's Fees paid to Dr Scollay from 1 July 2004 to 31 January 2005.

2 Dr Chris Belyea relinquished his role as CEO / Managing Director effective 30 January 2005, to take up the position of Chief Scientific Officer on 1 February 2005.

3 Dr Evert Vos was paid consultancy fees of $51,069 for his services as Medical Director for the 2004-05.

4 These amounts represent the aggregate of Directors disclosed in the 2004 Annual Report. The Directors specified in this report are different to those specified in the 2004 Annual Report.

5 Mr David Kenley ceased to be a Company Secretary of Metabolic on 23 December 2004 and resigned from Metabolic on 1 July 2005.

Notes (continued)

YEAR ENDED 30 JUNE 2005

Notes (continued)

(i) **Bonuses**
Individual performance reviews were conducted in September 2004. Cash bonuses included in the remuneration of Specified Executives were granted in November 2004, based on qualitative individual performance determined during the formal review process.

(ii) **Non-monetary Benefits**
Non-monetary Benefits consist solely of the value of car parking benefits.

(iii) **Fair Value of Options - current period**
For the period under review, the fair value of equity based remuneration, disclosed in the table above, was determined using a binomial option-pricing model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. The equity based remuneration included in the table above relates to options issued pursuant to the Metabolic Employee Share Option Plan which have an expiry date between 54 and 59 months with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly the amortised equity remuneration disclosed in the table above reflects the apportioned value of the options during the year ended 30 June 2005. During the period under review, no amount has been included in the equity based remuneration section for each Director or Mr David Kenley as there were no options granted to those individuals during this period and options previously granted had all vested prior to the current period.

Currently the amortised fair values are not recognized as an expense in the financial statements and no adjustments have been made or will be made to reverse amounts previously disclosed in relation to options that never vest or are not exercised (i.e. actual forfeitures).

(iv) **Fair Value of Options -previous period**
The fair value of the prior year equity based remuneration, disclosed in the table above, was determined using the Black-Scholes option-pricing model. The price-modeled value of the options were amortised and disclosed on a straight-line basis from the date of grant until expiry. This model took into account, as at grant date, the exercise price, the expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk free interest rate for the expected life of the option.

For the period under review, the fair value of each option is estimated using a Binomial option pricing model as indicated in (iii) above, with the following assumptions:

BINOMIAL OPTION PRICING MODEL VARIABLES		Options granted on 11 December 2000	Options granted on 14 December 2001	Options granted on 22 November 2002	Options granted on 23 December 2003	TOTAL
		$0.80	$0.90	$0.90	$1.00	
Risk-free interest rate		5.4%	5.33%	5.22%	5.56%	
Expected volatility		35%	35%	35%	35%	
Expiry Date:		11 November 2005	14 November 2006	22 October 2007	23 November 2008	
Dividend yield		-	-	-	-	
Average Fair Value per option (cents)		7.8	18	16	26	
NAME	**NUMBER AND VALUE OF OPTIONS FOR THE YEAR ENDED 30.06.05**					
Ms Belinda Shave	Number of options				120,000	120,000
	Value for year ended 30.06.05				**$11,602**	**$11,602**
Dr Caroline Herd	Number of options		250,000	150,000		400,000
	Value for year ended 30.06.05		**$6,791**	**$6,057**		**$12,848**
Dr Mary Saleh	Number of options	250,000				250,000
	Value for year ended 30.06.05					**$957**

Notes (continued)

YEAR ENDED 30 JUNE 2005

(c) Equity instrument disclosures relating to Specified Directors and Specified Executives

(i) Options or shares provided as remuneration

Details of unquoted options over unissued ordinary shares in Metabolic provided as remuneration to each Specified Director and each Specified Executives are set out below. The exercise of each option entitles the holder to one Ordinary Fully Paid Share in the Company which rank equally with existing Ordinary Fully Paid Shares. No amounts are unpaid on any shares issued on the exercise of options.

No options have been granted to Specified Directors or Specified Executives during the period under review.

(ii) Option holdings

Details of the movements in the number of options over ordinary shares in Metabolic held during the financial year, and vested during the year, by each Director and Specified Executive, are set out below:

Remuneration Option Holdings of Specified Directors and Specified Executives including number granted and vested during the year

						Vested at 30 June 2005			
	Balance 01/07/04	Granted as remuneration	Options exercised	Net Other Change	Balance Held 30/06/05	Vested total	Exercisable	Unexercisable	Vested during year
Specified Director									
Dr Roland Scollay	-	-	-	-	-	-	-	-	-
Dr Chris Belyea	1,000,000	-	(323,077)	(400,000)	276,923	276,923	276,923	-	-
Dr Arthur Emmett	500,000	-	(257,692)	(150,000)	92,308	92,308	92,308	-	-
Dr Evert Vos	1,000,000	-	(323,077)	(400,000)	276,923	276,923	276,923	-	-
Mr Patrick Sutch	-	-	-	-	-	-	-	-	-
Specified Executives:									
Mr David Kenley	750,000	-	(542,308)	-	207,692	207,692	207,692	-	-
Dr Caroline Herd	400,000	-	(100)	-	399,900	234,900	234,900	165,000	105,000
Ms Belinda Shave	180,000	-	(60,000)	-	120,000	24,000	24,000	96,000	24,000
Dr Mary Saleh	250,000	-	-	-	250,000	250,000	250,000	-	75,000
Total	**4,080,000**	-	**(1,506,254)**	**(950,000)**	**1,623,746**	**1,362,746**	**1,362,746**	**261,000**	**204,000**

(iii) Shareholdings

Details of the movements in the number of ordinary shares in Metabolic held during the financial year by each Specified Director and each Specified Executive, including their personally-related entities, are set out below:

Shareholdings of Specified Directors and Specified Executives

	Balance held 01/07/04	Granted as remuneration	On Exercise of Options	Net Change Other (sale or purchase of shares)	Balance held 30/06/05 (1)
Specified Directors					
Dr Roland Scollay	-	-	-	-	-
Dr Chris Belyea	141,000		323,077	-	464,077
Dr Arthur Emmett	136,500	-	257,692	-	394,192
Dr Evert Vos	60,000	-	323,077	(100,000)	283,077
Mr Patrick Sutch	-	-	-	-	-
Specified Executives					
Mr David Kenley	1,615,023	-	542,308	(720,010)	1,437,321
Dr Caroline Herd	5,901	-	100	1,000	7,001
Ms Belinda Shave	85,400	-	60,000	-	145,400
Mary Saleh	-	-	-	-	-
Total	**2,037,923**		**1,506,254**	**(820,010)**	**2,724,167**

(1) Balance of share held at 30 June 2005 include directly held, nominally held shares and shares held by personally related entitites.

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 14. DIRECTOR AND EXECUTIVE DISCLOSURES (CONTINUED)

(iv) Shares issued to Specified Directors and Specified Executives on exercise of Remuneration Options for year ended 30 June 2005

	Shares issued Number	$ per share Paid	$ per share Unpaid
Specified Directors			
Dr Chris Belyea	323,077	$0.43	$0.00
Dr Arthur Emmett.	107,692	$0.43	$0.00
	150,000	$0.80	$0.00
Dr Evert Vos	323,077	$0.43	$0.00
Specified Executives			
Mr David Kenley	242,308	$0.43	$0.00
	300,000	$0.80	$0.00
Dr Caroline Herd	100	$0.90	$0.00
Ms Belinda Shave	60,000	$0.80	$0.00
Total	**1,506,254**		

NOTE 15. RELATED PARTY DISCLOSURES

Other than as disclosed in the Directors and Specified Executive Disclosures section of the financial statements (note 14); there were no transactions with related parties during the period under review.

	30 June 2005 $	30 June 2004 $
NOTE 16. REMUNERATION OF AUDITORS		
Audit Services:		
Amounts received, or due and receivable by Ernst & Young, for the audit and review of the financial reports:		
- half and full-year audits	32,000	21,500
Audit Services total for entity auditors	32,000	21,500
Non-Audit Services		
Amounts received, or due and receivable for other services by Ernst & Young:		
- preparation of tax return	2,000	2,000
- grant audits	-	6,500
- due diligence services	-	8,500
Non-audit Services total for entity auditors	2,000	17,000
Total for entity auditors	34,000	38,500

The directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Notes (continued)

YEAR ENDED 30 JUNE 2005

NOTE 17. CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

NOTE 18. SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively and relevant financial information is presented in the Statement of Financial Position and Statement of Financial Performance.

NOTE 19. FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) The carrying amounts of cash assets (current), receivables (current) and payables approximate their fair values.
(b) The Company's maximum exposure to credit risk at reporting date in relation to each class of recognised financial assets, is the carrying amount of those assets as indicated in the Statement of Financial Position.

NOTE 20. COMMITMENTS

(a) Operating office lease expenditure contracted for is payable:		
- Within the period of 12 months	146,476	171,876
- Within the period of 12 months to 5 years	162,946	28,646
Operating Leases have an average lease term of 3 years.		
(b) Commitments to various contractors and suppliers payable:		
- Within the period of 12 months	2,435,472	3,217,450
- Within the period of 12 months to 5 years	23,666	-

NOTE 21. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Metabolic Pharmaceuticals Limited is in the process of transitioning its accounting policies and financial reporting from current Australian Accounting Standards (AGAAP) to Australian equivalents of International Financial Reporting Standards (AIFRS) which will be applicable for the financial year ended 30 June 2006. The Company has allocated internal resources and engaged its external auditor to conduct an impact assessment to identify key areas impacted by the transition to AIFRS. The opening balance sheet at 1 July 2004, the Company's transition date to AIFRS, has been prepared in accordance with AIFRS. This balance sheet will form the basis of accounting for AIFRS in the future, and is required when the Company prepares its first fully AIFRS compliant financial report for the year ended 30 June 2006.

The key area where accounting policies are expected to change on adoption of AIFRS is under AASB 2 *Share Based Payments.*

(i) AASB 2 Share Based Payments

Under AASB 2, the Company will recognise the fair value of options granted to employees as remuneration since 7 November 2002, that had not vested by 1 January 2005, as an expense on a pro-rata basis over the vesting period in the income statement with a corresponding adjustment to equity. This would result in a decrease in profit under AIFRS compared to AGAAP.

It has been estimated that the cumulative impact of the fair value of options granted to employees as remuneration to 30 June 2005 is $165,853, being $87,084 cumulative to 1 July 2004 and $78,769 for the year ended 30 June 2005. Accordingly the accumulated losses of the Company at 30 June 2005 will increase by $165,853 from $44,879,716 to $45,045,569.

Notes (continued)

YEAR ENDED 30 JUNE 2005

Reconciliation of equity as presented under AGAAP to that under AIFRS

Total equity under AGAAP	17,281,740	16,684,516
Adjustments to retained earnings (net of tax)		
- Recognition of share-based payment expense	(165,853)	(87,084)
	(165,853)	(87,084)
Adjustments to other reserves (net of tax)		
- Recognition of share-based payment expense	165,853	87,084
	165,853	87,084
Total equity under AIFRS	17,281,740	16,684,516

* This column represents the adjustments as at the date of transition to AIFRS.
** This column represents the cumulative adjustments as at the date of transition to AIFRS (1/7/04) and those for the year ended 30 June 2005.

(ii) Intangible Assets – Research and Development Costs
Under AASB 138 *Intangible Assets*, costs incurred in the research phase of the development of an internally generated intangible asset would be expensed. The Company's current accounting policy allows for the capitalisation of such costs where future benefits are expected beyond reasonable doubt. Currently no research and development costs have been capitalised, therefore there is no quantitative impact on total equity as at the date of transition to AIFRS or on net profit for the year ended 30 June 2005.

(iii) Income Taxes
AASB 112 *Income Taxes* requires the group to use a balance sheet liability method, rather than the current income statement method which recognises deferred tax balances where there is a difference between the carrying value of an asset or liability and its tax base. Under AGAAP, the tax effects of differences between cost base and tax base for an asset or liability is not recognised. Currently no tax assets for timing differences are recognised. This will be consistent under AIFRS.

In relation to tax losses carried forward, AASB 112 requires recognition of a deferred tax asset to the extent that it is probable there will be future taxable profits available against which the unused losses can be utilised. By contrast, AGAAP permits recognition of a deferred tax asset where recovery is virtually certain. Management do not believe that there is a quantitative impact on total equity as at the date of transition to AIFRS or on net profit for the year ended 30 June 2005.

(iv) Financial Instruments
AASB 139 Financial Instruments: Recognition and Measurement requires the Company to record at fair value all of its investments in "available for sale" financial assets. This will impact the Company's investment in Neuren Pharmaceutical Limited. Under AGAAP, this investment has been recorded at the lower of cost and market value.

Management has decided to apply the exemption provided in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* which permits entities not to apply the requirements of AASB 139 for the financial year ended 30 June 2005. AASB 139 will be applied from 1 July 2005. The upward revaluation of the Neuren investment of $62,500 will be recognised directly in equity at 1 July 2005, through the Statement of Changes in Equity.

The figures disclosed are management's best estimates of the quantitative impact of the changes as at the date of preparing the 30 June 2005 financial report. The actual effects of transition to AIFRS may differ from the estimates disclosed due to potential amendments to AIFRSs and interpretations thereof, emerging accepted practice in the interpretation and application of AIFRS and UIG interpretations, and ongoing work being undertaken by the AIFRS project team.

Notes (continued)

YEAR ENDED 30 JUNE 2005

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the Company's financial position as at 30 June 2005 and its performance for the year ended on that date; and

   (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declarations had been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ending 30 June 2005.

On behalf of the Board.`

Roland Scollay
Managing Director

Arthur Emmett
Chairman

Melbourne
25 August, 2005

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

Independent audit report to members of Metabolic Pharmaceuticals Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Metabolic Pharmaceuticals Limited (the company), for the year ended 30 June 2005.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Metabolic Pharmaceuticals Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2005 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

Denis Thorn

Denis Thorn
Partner
Melbourne
25 August 2005

OTHER INFORMATION

	2005	2004
NTA backing		
Net tangible asset backing per ordinary security	$0.07	$0.07

Status of audit of accounts

This Appendix 4E is based on accounts which have been audited. The audit report is included with the financial report which forms part of this Appendix 4E.

Annual General Meeting

The annual general meeting will be held as follows:

Place:	Level 23, 525 Collins Street, Melbourne, Victoria, 3000
Date:	Friday, 28 October 2005
Time:	10.00 am
Approximate date the annual report will be available:	28 September 2005